UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

VOCUS, INC.

(Name of Subject Company)

VOCUS, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

92858J108

(CUSIP Number of Class of Securities)

Stephen A. Vintz

Executive Vice President and Chief Financial Officer

Vocus, Inc.

12051 Indian Creek Court

Beltsville, Maryland 20705

(301) 459-2590

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to

Margaret A. Brown

Skadden, Arps, Slate, Meagher & Flom LLP

500 Boylston Street

Boston, Massachusetts 02116

(617) 573-4800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Vocus, Inc. (the “Company”) with the Securities and Exchange Commission (the “SEC”) on April 18, 2014 (as amended and supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the cash tender offer by GTCR Valor Merger Sub, Inc. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of GTCR Valor Companies, Inc. (“Parent”), to purchase all of the outstanding shares of the Company’s common stock, par value $0.01 per share, including the associated rights to purchase shares of Series B Junior Participating Preferred Stock, $0.01 par value, of the Company (collectively, the “Shares”), at a purchase price of $18.00 per Share, net to the holder thereof in cash, without interest and subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 18, 2014, and the related Letter of Transmittal for Shares and Letter of Transmittal for Employee Restricted Shares, each of which is attached to the Schedule TO filed by Parent and Purchaser with the SEC on April 18, 2014.

Except as set forth below, the information set forth in the original Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 1. Capitalized terms used but not defined herein have the respective meanings ascribed to them in the Schedule 14D-9.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Item 3, “Past Contacts, Transactions, Negotiations and Agreements,” is hereby amended and supplemented by restating in its entirety the second paragraph in the section entitled “Item 3. Past Contacts, Transactions, Negotiations and Arrangements — Interests of Certain Persons; Agreements and Arrangements with Current Executive Officers and Directors of the Company — Treatment of Shares Held by Directors and Executive Officers Pursuant to the Offer and the Merger” on page 6 of the Schedule 14D-9:

As of April 11, 2014, the directors and executive officers of the Company beneficially owned, in the aggregate, 1,210,271 Shares, which for purposes of this subsection excludes any Shares issuable upon exercise of stock options or the lapse of restrictions on Company Restricted Stock (as defined below) held by such individuals. The following table sets forth, as of April 11, 2014, the cash consideration that each director and executive officer of the Company would be entitled to receive in respect of his outstanding Shares if such individual were to tender all of his Shares pursuant to the Offer and those Shares were accepted for payment and purchased by Purchaser.

Name of Executive Officer or Director	Shares	Consideration Payable in Respect of Shares ($)
Richard Rudman	733,696	13,206,528
Stephen Vintz	84,783	1,526,094
Steven Pogorzelski	0	0
Mark Heys	31,967	575,406
Kevin Burns	90,248	1,624,464
Gary Golding	30,905	556,290
Gary Greenfield	16,798	302,364
Ronald Kaiser	15,225	274,050
Robert Lentz	206,649	3,719,682
Jit Sinha	0	0

Item 4.	The Solicitation or Recommendation.

Item 4, “The Solicitation or Recommendation,” is hereby amended and supplemented by inserting the following paragraph immediately after the seventh paragraph on page 18 of the Schedule 14D-9 in the section entitled “Item 4. The Solicitation or Recommendation — Background and Reasons for the Company Board’s Recommendation — Background of the Offer”:

As part of the negotiation of the Merger Agreement, GTCR communicated to the Company that it would require a tender and support agreement from each of Okumus, Mr. Rudman and Mr. Vintz. During the period in which representatives of Skadden Arps and Latham & Watkins negotiated the Merger Agreement, such representatives also engaged in discussions regarding the requested tender and support agreements, including whether such agreements were appropriate or should be required. Representatives of Skadden Arps sought to limit the number of Shares that would be subject to such agreements and to have such agreements terminate upon a Change in Recommendation (as such term is defined in the Merger Agreement). Representatives of Latham & Watkins indicated that GTCR was firm in its requirement for these agreements from each of Okumus, Mr. Rudman and Mr. Vintz covering the entire amount of Shares beneficially owned by them. Each of Okumus, Mr. Rudman and Mr. Vintz agreed to execute tender and support agreements. However, each such agreement executed contemporaneously with the Merger Agreement on April 6, 2014 included the requested termination provision. In considering the requested tender and support agreements, the Company Board considered that such tender and support agreements would not limit the rights of any such stockholder (or any director, officer or employee of Okumus (or affiliate of Okumus)) who is an officer or director of the Company from acting solely in his or her capacity as an officer or director and fulfilling the obligations of such office.

Item 4, “The Solicitation or Recommendation,” is hereby amended and supplemented by restating in its entirety the first bullet on page 21 of the Schedule 14D-9 in the section entitled “Item 4. The Solicitation or Recommendation — Background and Reasons for the Company Board’s Recommendation — Reasons for the Recommendation” as follows:

•	Financial Condition and Prospects of the Company. The Company Board considered the fact that the Company has incurred operating losses in the past, including $4.2 million for 2011, $21.9 million for 2012 and $20.3 million for 2013, and the risk that increasing operating expenses in connection with expanding operations could exceed revenue growth, resulting in operating losses. The Company Board also considered the relatively new and emerging competitive market for cloud-based software designed for marketing in which the Company operates, the limited barriers to entry to some segments of this market, the evolving business model of the Company and the resulting difficulty in evaluating the business and future prospects of the Company. The Company Board also considered other prospective risks to the Company as a stand-alone entity, including the financial condition and prospects of the Company and execution risk associated with management’s business plan for the Company as well as the “risk factors” set forth in our Annual Report on Form 10-K for the fiscal year ended December 31, 2013. The Company Board also discussed the benefit to the holders of Shares of an acquisition at a significant premium to the unaffected market price without being subject to the risks referred to above.

Item 4, “The Solicitation or Recommendation,” is hereby amended and supplemented by restating in its entirety the second bullet on page 23 of the Schedule 14D-9 in the section entitled “Item 4. The Solicitation or Recommendation — Background and Reasons for the Company Board’s Recommendation — Reasons for the Recommendation” as follows:

•	Terms of the Tender and Support Agreements. The Company Board considered the fact that the terms of the Tender and Support Agreements to be entered into would not preclude the Company from accepting a “superior proposal” because such support agreements would terminate upon a Change in Recommendation in accordance with the Merger Agreement. The Company Board also considered the fact that such tender and support agreements would not limit the rights of any such stockholder (or any director, officer or employee of Okumus (or affiliate of Okumus)) who is an officer or director of the Company from acting solely in his or her capacity as an officer or director and fulfilling the obligations of such office.

Item 8.	Additional Information.

Item 8, “Additional Information,” is hereby amended and supplemented by restating in its entirety the heading and first paragraph on page 33 of the Schedule 14D-9 in the section entitled “Item 8. Additional Information”:

Company Projections.

While the Company has from time to time provided limited earnings and revenue guidance to stockholders, the Company’s management does not as a matter of course make public projections as to future performance or earnings and is wary of making projections for extended periods due to the significant unpredictability of the underlying assumptions and estimates. However, the Company provided, among other information, certain non-public forward-looking information concerning the Company’s anticipated operating performance for the fiscal years ended December 31, 2014, 2015, 2016, 2017, 2018 and 2019 (detailed in the “Consolidated Financial Projections” table below) prepared by the Company’s management to the Company Board in connection with its consideration of the Offer and the Merger, and to Stifel. The Company did not provide financial projections covering any additional years to Stifel. A subset of these financial projections covering only the year 2014 was also provided to GTCR during its due diligence process prior to the execution of the Merger Agreement.

Item 8, “Additional Information,” is hereby amended and supplemented by inserting the following immediately after the table and related footnotes following the second full paragraph on page 34 of the Schedule 14D-9 in the section entitled “Item 8. Additional Information”:

Pursuant to the applicable rules, regulations, interpretations and positions of the SEC and its staff under the Exchange Act related to the presentation of non-GAAP financial information, the table below provides a reconciliation of the non-GAAP financial information to GAAP. This reconciliation was prepared by the Company for inclusion in this Schedule 14D-9 and was not provided to Parent, Purchaser or Stifel prior to entering into the Merger Agreement. Therefore, this reconciliation was not considered by Parent or Purchaser in connection with the due diligence review of the Company or by Stifel in connection with the preparation of its fairness opinion. Readers should note that, as with all other information presented in this section, the information presented in this table reflects forward-looking, rather than historical, information.

Reconciliation of Adjusted EBITDA and Adjusted Free Cash Flow
	FY ’14	FY ’15	FY ’16	FY ’17	FY ’18	FY ’19
GAAP Net (Loss) Income	(23,206)	(2,337)	1,635	5,929	13,229	19,448
Plus:
Other Expense	54	54	58	63	68	73
Tax Provision	1,391	1,783	2,232	2,936	4,104	5,172
Depreciation and Amortization	6,295	7,033	7,460	7,724	6,727	7,370
Non-GAAP adjustments:
Stock-Based Compensation	11,736	12,473	13,442	14,528	15,624	16,942
Write-off of North Social Tax Goodwill	5,000
Closure of Manila Sales Office	4,500	—	—	—	—	—
Amortization of Intangible Assets	11,688	2,352	575	158	—	—

Adjusted EBITDA	17,458	21,358	25,402	31,338	39,752	49,005

GAAP Net Cash Provided by Operating Activities	22,061	27,024	33,073	39,017	48,470	59,959
Capital Expenditures	(7,089)	(7,412)	(7,721)	(8,010)	(8,241)	(8,478)

Adjusted Free Cash Flow	14,972	19,612	25,352	31,007	40,229	51,481

Item 8, “Additional Information,” is hereby amended and supplemented by restating in its entirety the fifth sentence of the second paragraph in the section entitled “Item 8. Additional Information — Regulatory Approvals — Antitrust Compliance — U.S. Antitrust Compliance” on page 36 of the Schedule 14D-9:

By notice to the Antitrust Division, Parent withdrew its Premerger Notification and Report Form on April 28, 2014 and refiled its Premerger Notification and Report Form on April 30, 2014. Parent took this procedural step to provide the Antitrust Division additional time to review the Offer and the Merger. As a result of the withdrawal and refiling by Parent, the initial waiting period applicable to the purchase of Shares in the Offer will expire at 11:59 p.m. (Eastern Time) on May 15, 2014, unless the waiting period is earlier terminated by the Antitrust Division or extended by the issuance of a request for additional information and documentary material (a “Second Request”) to Parent from the Antitrust Division prior to that time.

Item 8, “Additional Information,” is hereby amended and supplemented by inserting the following section on page 38 of the Schedule 14D-9 immediately after the section entitled “Item 8. Additional Information — Appraisal Rights”:

Litigation Related to the Offer.

On April 28, 2014, a purported class action lawsuit was brought against the Company, the members of the Company Board, Purchaser, Parent and GTCR, captioned TLC Foundation L.P. v. Vocus, Inc. et al., which we refer to as the “Delaware action.” The Delaware action generally alleges that the individual director defendants breached their fiduciary duties to the Company’s public stockholders in connection with Parent and Purchaser’s proposed acquisition of the Company because, among other things, they allegedly failed to maximize value for the Company’s stockholders, including by allegedly pursuing a conflicted sales process, agreeing to unfair deal protections, failing to adequately consider other potential acquirors and failing to fully disclose all material information necessary for Company stockholders to make an informed decision regarding the acquisition. The Delaware action also generally alleges that the Company, GTCR, Parent and Purchaser aided and abetted those alleged violations. The plaintiffs purport to bring the Delaware action on behalf of a class of Company stockholders, and seek, among other relief, (i) to enjoin the acquisition of the Company by Parent and Purchaser, (ii) to rescind or, alternatively, award damages to the Company’s stockholders to the extent the acquisition has already been implemented, (iii) to require the individual director defendants to disclose all material information relating to the proposed transaction and (iv) to award plaintiffs the fees and costs associated with the Delaware action. The Company believes that the Delaware action is without merit and intends to defend vigorously against all claims asserted.

ANNEX A: Information Statement.

The Information Statement attached as Annex A to the Schedule 14D-9 is hereby amended and supplemented by restating in its entirety the third paragraph on page A-1 of the Information Statement as follows:

The information contained in this Information Statement concerning Parent, Purchaser and the Designees (as defined below) has been furnished to us by Parent and Purchaser.

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

VOCUS, INC.

By:	/s/ Stephen A. Vintz
Name: Title:	Stephen A. Vintz Executive Vice President and Chief Financial Officer

Dated: April 30, 2014